Filed pursuant to Rule 433
Dated September 25, 2007

Relating to
Pricing Supplement No. 396 dated September 25, 2007 to
Registration Statement No. 333-131266

Global Medium-Term Notes, Series G

Euro Fixed Rate Senior Registered Notes Due 2017

Issuer:	Morgan Stanley
Principal Amount:	€1,250,000,000
Maturity Date:	October 2, 2017
Trade Date:	September 25, 2007
Original Issue Date (Settlement):	October 2, 2007
Interest Accrual Date:	October 2, 2007
Issue Price (Price to Public):	99.594%
Agents’ Commission:	0.45%
All-in Price:	99.144%
Net Proceeds to Issuer:	€1,239,300,000
Interest Rate:	5.5% per annum
Interest Payment Period:	Annual
Interest Payment Dates:	Each October 2, commencing October 2, 2008
Day Count Convention:	Actual/Actual
Specified Currency:	Euro (“€”)
Minimum Denomination:	€50,000 and integral multiples of €50,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:	London
ISIN:	XS0323657527
Common Code:	032365752
Form:	Registered
Issuer Ratings:	Aa3 / AA- / AA-
Agents:	Morgan Stanley & Co. International plc and such other agents as shall be named in the above-referenced Pricing Supplement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated January 29, 2007
Prospectus Dated January 25, 2006